# Leah Christine Houston MD

LeahHoustonMD@gmail.com

## Education and Training

**Residency:**

| | | |
|---|---|---|
| Albany Medical Center Albany NY | Emergency Medicine | 2009-2012 |

Board Certified       June 13th 2013- December 31st 2023 cert #53460
ACLS PALS ATLS certified

| License | Florida | 112696 expires 1/31/2020 |
|---|---|---|
| | California | 136896 expires 3/31/2021 |
| | New York | 286543 expires 2/28/2020 |

**Medical:**

| | | |
|---|---|---|
| Albany Medical College Albany NY | Doctor of Medicine | 2005-2009 |

**Undergraduate:**

| | | |
|---|---|---|
| State University of New York Plattsburgh NY | Bachelor of Science Biochemistry | 2000-2004 |

## Employment:

*Emergency Physician*

| | |
|---|---|
| 03/2019-04/2019 | Chief Medical Officer Crown Biotechnology |
| 01/2018- 12/2019 | Caring for my mother with cancer. |
| 05/2017-01/2018 | St Johns Episcopal Hospital Far Rockaway NY |
| 05/2017-08/2017 | Southampton Hospital, Southampton NY |
| 11/2016-01/2017 | Indian River Medical Center Vero Beach FL |
| 7/2016-8/2016 | Sierra Emergency Medicine Group Sonora CA |
| 11/2015-5/2016 | SFEMA, CPMC San Francisco CA |
| 7/2015-8/2015 | Team Health Santa Rosa CA |
| 12/2012-4/2015 | Maxim Physicians, Jackson Memorial Hospital Miami FL |
| 12/2012-5/2013 | Team Health   North Shore Hospital Miami FL |
| 7/2012- 11/2012 | Sheridan Healthcorp -Kendall Regional Hospital Miami FL |

| | |
|---|---|
| May 2004-May 2005 | Research Scientist Ordway Research Institute Albany NY |
| January 2002- May 2004 | Organic Chemistry Tutor and Writing Tutor Plattsburgh State University Learning Center Plattsburgh NY |

## Pubications and Abstracts:

"Gemcitabine induced Radiation recall."
Author: *Leah Houston[1], Rizwan Alimohammad, M.D[1]., Syed A. Mehdi, M.D[2].*
*NY ACP presented in Rye NY March 8[th] 2008*

"Massive unintentional pediatric lamotrigine overdose resulting in seizures"
Lapoint J, Sullivan R, Rey L, Nelsen JL
poster presentation, abstract number 14, NACCT March 2010 meeting, Denver CO

"Medical Simulation in Emergency Medicine"
Leah C Rey MD , Carolyn Holland MD
SAEM Newsletter- January/Feburary 2011 p11-13

### Academic Lectures:

| | | |
|---|---|---|
| Resident Trauma Lecture: | Maxillofacial Trauma | September 2010 |
| EMS Lecture: | Oncology Emergencies | November 2010 |
| Trauma Conference | Case presentation | April 2011 |

## Academic Interests/ Volunteer Activities/ Conferences

| | |
|---|---|
| 2012-2015 | Employed at Jackson Memorial – an academic teaching hospital |
| 2013 March | FCEP Lobby Day Tallahassee FL |
| 2011-2012 | EMRA Albany Medical Center Emergency Medicine Resident Association Representative |
| 2010-2011 | GME Committee SAEM |
| 2011 February | NY ACEP Lobby Day |
| 2007-2012 | Albany Medical College admissions interviewer |
| 2009-2010 | Electronic Medical Records Committee- Albany Medical Center |
| 2008-2010 | Health Policy Committee SAEM EMRA |
| 2004-2007 | Albany Medical College Academic Theme Review Committee- Volunteer For various Health community days (Thanksgiving at the Mission, Elks Club Veterans Stand Down) |
| 2006-2007 | NY State Legislative Health Improvement Act Symposium |
| 2005-2006 | Albany Medical Center Student Housing Coordinator Students Perspective and Activism (SPA) |
| 2004-2006 | Rapid HIV testing in the ED Project Assistant |
| 2004-2005 | AMSA Annual Conference NYC AIDS Education in High School Lecturer |
| 2000-2005 | Parliamentarian for the Student Senate |

## Clubs and Organizations

Florida Medical Association
Practicing Physicians of America
Society for Academic Emergency Medicine
Association for Academic Emergency Medicine